NO ACT

PE
3-2-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010795

March 19, 2010

Received SEC
MAR 1 9 2010
Washington, DC 20549

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel
Halliburton Company
2107 CityWest Blvd., Bldg. 2, Room 4.1346A
Houston, TX 77042

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-10

Re: Halliburton Company
Incoming letter dated March 2, 2010

Dear Mr. Metzinger:

This is in response to your letter dated March 2, 2010 concerning the shareholder proposal submitted to Halliburton by William Steiner. On February 12, 2010, we issued our response expressing our informal view that Halliburton could not exclude the proposal from its proxy materials for its upcoming annual meeting. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

HALLIBURTON

2107 CityWest Blvd., Bldg. 2, Room 4.1346A, Houston, TX 77042
PH: (281) 871-2623

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

March 2, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice Reconsideration; Stockholder Proposal of William Steiner ("the "Proponent")

Dear Sir/Madam:

William Steiner has submitted a proposed resolution and statement of support (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 19, 2010. On December 15, 2009, Halliburton submitted a request for no-action advice, which was supplemented by a letter dated February 10, 2010, requesting that the Proposal be excluded pursuant to Rule 14a-8(i)(10) because the Revised Halliburton By-laws adopted on February 10, 2010 substantially implemented the Proposal.

The Staff's February 12, 2010 letter to Halliburton states that the Staff does not believe that Halliburton can omit the Proposal in reliance on Rule 14a-8(i)(10). The letter states, "[w]e note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas Halliburton's bylaw requires a special meeting to be called at the request of a group of shareholders only if the group owns, in the aggregate, at least 25% of Halliburton's issued and outstanding voting stock."

Halliburton is not disputing the Staff's summary of the distinction between the Proposal and the Revised Halliburton By-laws, although it would point out that the Revised Halliburton By-laws do provide that an individual shareholder owning at least 10% of our common stock can call a special meeting. Halliburton believes that, notwithstanding this difference, the Revised Halliburton By-laws substantially implement the Proposal.

In *General Dynamics*, SEC No-action Letter (February 6, 2009), the Staff found that a very similar proposal had been substantially implemented by the adoption of bylaws that require the same ownership thresholds as the Revised Halliburton By-laws. In its *General Dynamics* letter, the Staff summarizes the proposal as asking the board to take the steps ". . . to give holders of 10% of General Dynamics' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings . . ."

Below is a comparison of the Proposal and the proposal considered by the Staff last year in *General Dynamics*:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner ~~meetings~~ meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Although the Proposal adds a new second sentence as compared to the proposal considered in *General Dynamics*, it does not change the meaning of the first sentence, which already refers to "holders". Both the Proposal and the proposal in *General Dynamics* allow holders to combine their holdings to reach the 10% threshold. Mr. Chevedden, the proponent, and General Dynamics both understood that to be the case. Counsel representing General Dynamics points out, "Although the Proposal and the Company's proposed bylaw amendment differ regarding the minimum ownership required for a group of stockholders to be able to call a special meeting of stockholders, the proposed bylaw amendment substantially implements the Proposal . . ." Counsel points this out because the proposal received by General Dynamics would allow a group of 10% of holders the right to call a special meeting, while the bylaw adopted by General Dynamics required that a group of shareholders own 25% of General Dynamics' outstanding shares of capital stock in order to call a special meeting. Mr. Chevedden in a letter dated January 8, 2009 states, "The first sentence of the proposal would empower each shareholder, without exception or exclusion, **to be part of 10% of shareholders** (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from **being part of the 10% of shareholders.**" (emphasis added)

Further, if General Dynamics did not believe that the reference to "holders" in the first sentence of the proposal meant that two or more holders could join together to reach the 10% threshold, there would have been no reason for challenging the proposal or adopting a bylaw that addressed a threshold for a group of shareholders to call a special meeting. General Dynamics clearly interpreted the proposal to, and Mr. Chevedden clearly intended the proposal would, allow two or more shareholders to join together as a group to reach the 10% threshold. In response, General Dynamics adopted a bylaw that set a 25% threshold for two or more shareholders, while providing a 10% threshold for one shareholder.

Because the substance of both proposals is that a holder or holders of 10% or more of a company's stock be entitled to call a special meeting, and because the bylaws adopted in response by both General Dynamics and Halliburton provide that the threshold for two or more shareholders to call a special meeting is 25%, while providing a threshold of 10% for one shareholder, the proposals and the actions taken in response are in substance the same. The Staff determined the General Dynamics bylaw substantially implemented the proposal it received; Halliburton requests that the Staff reconsider the decision in its February 12, 2010 letter or point out the reason why the relief requested by Halliburton was not granted, while the same relief requested one year earlier by General Dynamics was granted.

Mr. Chevedden's January 4, 2010 letter on the Proposal argues the relief requested by Halliburton should not be granted under the authority of *The Home Depot, Inc.*, SEC No-action Letter (January 21, 2009). *Home Depot* is not on point. Home Depot had adopted a bylaw with an across the board 25% threshold for shareholders to request a special meeting when the proposal requested a 10% threshold to call special meetings. This is not the action taken by either General Dynamics or Halliburton. Both of those companies adopted a 25% threshold for two or more shareholders joining as a group to call a special meeting, while providing a 10% threshold for one shareholder to call a special meeting.

Because of the relatively short time frame to finalize the proxy statement, I would appreciate it if the Staff would provide a response to me by email or facsimile (713.839.4563). Mr. Chevedden is copied on the email transmitting this letter and has corresponded with the Staff via email and can similarly be contacted by email. Alternatively, I will provide a copy of the correspondence to Mr. Chevedden by email and/or express delivery, as directed by the Staff in its response.

If you have any questions or require further information, please do not hesitate to contact me (281-871-2623).

Respectfully submitted,



Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Mr. John Chevedden (via email at: FISMA & OMB Memorandum M-07-16 ***

R:\LEGAL\SEC\Stockholder Proposals 2010 proxy\No-action letter 030210 (William Steiner).doc